UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        CARPENTER TECHNOLOGY CORPORATION
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   144285 10 3
                       -----------------------------------
                                 (CUSIP Number)

                                 John A. Martin
                           c/o PNC Advisors - Hawthorn
                           249 Fifth Avenue, 2nd Floor
                              Pittsburgh, PA 15222
                                 (412) 762-2766
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP NO. 144285 10 3                                         Page 2 of 11 Pages


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 3 of 11 Pages



                                 SCHEDULE 13D/A
                                (Amendment No. 1)


CUSIP No. 144285 10 3

1.      NAME OF REPORTING PERSON Ada E. Rossin

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [   ]
                                                                     (b)  [ X ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                             [   ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF       7.    SOLE VOTING POWER                               1,899,770
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.    SHARED VOTING POWER                               108,844
OWNED BY        ----------------------------------------------------------------
EACH            9.    SOLE DISPOSITIVE POWER                            896,045
REPORTING       ----------------------------------------------------------------
PERSON WITH     10.   SHARED DISPOSITIVE POWER                          108,844
                ----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON  2,008,614
              ------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                    [   ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              8.45%
                                                                      ----------
14.     TYPE OF REPORTING PERSON IN


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CUSIP No. 144285 10 3                                         Page 4 of 11 Pages

          This Schedule 13D/A, Amendment No. 1 (the "Amendment") relates to the common stock, par value $5.00 per share ("Common Stock") of Carpenter Technology Corporation. This Amendment restates in its entirety the Schedule 13D filed by Peter C. Rossin and Ada E. Rossin on March 11, 1997.

Item 1. Security and Issuer.

          This Amendment relates to the Common Stock of Carpenter Technology Corporation, a Delaware corporation ("CTC"). CTC's principal executive offices are located at P.O. Box 14662, Reading, Pennsylvania 19612.

Item 2. Identity and Background.

          (a)  Ada E. Rossin

          (b)  621 Trotwood Circle
               Pittsburgh, Pennsylvania 15241

          (c)  Not applicable.

          (d) During the last five years Ada E. Rossin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years Ada E. Rossin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Ada E. Rossin being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Ada E. Rossin is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

          Pursuant to an Agreement and Plan of Merger dated January 6, 1997 (the "Merger Agreement") by and among CTC, Dynamet Incorporated, a Pennsylvania corporation ("DI"), Peter C. Rossin and Ada E. Rossin (together with Peter C. Rossin, the "Rossins") and Peter N. Stephans and Joan R. Stephans (the "Stephans" and, together with the Rossins, the "DI Shareholders"), DI was merged (the "Merger") with and into a wholly owned subsidiary of CTC. The closing of the Merger occurred on February 28, 1997 (the "Closing Date").

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CUSIP No. 144285 10 3                                         Page 5 of 11 Pages


          As a result of the Merger, each outstanding share of common stock, par value $5.00 per share, of DI was converted into (i) the right to receive $166.0581 in cash and (ii) 9.0704 shares of CTC Common Stock (the "Merger Shares"), although no fractional shares were issued as a result of the Merger. The Rossins received 2,325,650 shares of CTC Common Stock in the Merger, with 1,162,825 of these shares being issued in the names of each of Peter C. Rossin and Ada E. Rossin.

          Ada E. Rossin is one of the trustees pursuant to an Irrevocable Deed of Trust dated July 12, 1989 (the "Deed of Trust"). The Deed of Trust created two separate trusts for the benefit of the Stephans' two children (each a "Trust" and, collectively, the "Trusts"). As a result of the Merger, each Trust received 54,422 shares of CTC Common Stock, for an aggregate of 108,844 shares. The Deed of Trust is incorporated by reference herein from Exhibit 7.2 to the
Schedule 13D filed by the Rossins on March 11, 1997.

          On August 10, 2003, Peter C. Rossin died and Ada E. Rossin was named executrix of his estate pursuant to the Last Will and Testament of Peter C. Rossin (the "Will"). Article 6 of the Will ("Article 6") provides, among other things, that the residue of the estate of Peter C. Rossin is to be held in trust for the benefit of Ada E. Rossin. A copy of Article 6 is filed as Exhibit 99.1 to this Amendment and is specifically incorporated by reference herein. In accordance with Article 6, on August 30, 2004, 2,160 shares of CTC Common Stock were transferred from the estate of Peter C. Rossin into an irrevocable Non-QTIP trust (the "Non-QTIP Trust") for the benefit of Ada E. Rossin. Ada E. Rossin is the sole trustee and sole beneficiary of the Non-QTIP Trust. As of the date of this Amendment, Peter C. Rossin's estate includes 1,003,725 shares of CTC Common Stock.

          Ada E. Rossin is one of the trustees and sole non-charitable beneficiary of The Peter C. and Ada E. Rossin 1998 Charitable Remainder Unitrust (the "CRUT"). Following the Merger, the Rossins transferred 278,650 shares of CTC Common Stock to the CRUT. On October 28, 2004, the CRUT sold 25,000 shares of CTC Common Stock at an average price of $47.9241 per share. On October 29, 2004, the CRUT sold 110,225 shares of CTC Common Stock at an average price of $47.5022 per share. On November 1, 2004, the CRUT sold 110,225 shares of CTC Common Stock at an average price of $47.0957 per share. These sales were effected on the open market through broker's transactions. As a result of these sales by the CRUT, there are no shares of CTC Common Stock remaining in the CRUT.

Item 4. Purpose of Transaction.

          (a)-(j) As described in response to Item 3, the Rossins and the Trusts acquired their shares of CTC Common Stock pursuant to the Merger Agreement. Set forth below is a description of certain provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement which is incorporated by reference herein from Exhibit 7.1 to the
Schedule 13D filed by the Rossins on March 11, 1997.


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CUSIP No. 144285 10 3                                         Page 6 of 11 Pages


          In Section 7.1(a)(iii) of the Merger Agreement, each DI Shareholder has agreed, for the period of time from the Closing Date until the earlier to occur of (a) the date upon which the percentage of the voting power of the CTC Common Stock and any other securities of CTC entitled to vote generally for the election of directors ("CTC Voting Securities") held by the DI Shareholders and their permitted transferees is less than 5% of the voting power of all outstanding CTC Voting Securities or (b) the tenth anniversary of the Closing Date (the "Standstill Term"), not to agree to, arrange for, or effect, the transfer to a single purchaser or a group of purchasers of more than the maximum number of Merger Shares which such DI Shareholder could sell or transfer in compliance with Rule 144(e)(1) under the Securities Act of 1933, as amended (the "Securities Act"), unless such DI Shareholder provides CTC with an opportunity to repurchase such Merger Shares in accordance with the procedures and requirements set forth in that Section 7.1(a)(iii) and Section 7.1(d) of the Merger Agreement. The Standstill Term may terminate sooner than set forth above if certain obligations of CTC with respect to the election of a person designated by the DI Shareholders as a director of CTC are not complied with or a CTC Change of Control (as defined in Section 7.1(f)(ii) of the Merger Agreement) occurs.

          There are two exceptions to the requirements of Section 7.1(a)(iii) of the Merger Agreement. First, pursuant to Section 7.1(e) of the Merger Agreement, a DI Shareholder may dispose of Merger Shares to a person who is one of certain types of permitted transferees (as defined in Section 7.1(e)(ii) of the Merger Agreement), although some such transferees must take Merger Shares subject to and be fully bound by the terms of the Merger Agreement. Second, pursuant to
Section 7.2 of the Merger Agreement, (a) beginning no later than February 28, 1998, the holders of a majority of the Merger Shares may require that CTC file a registration statement under the Securities Act with the Securities and Exchange Commission for the sale of Merger Shares, or (b) if at any time CTC files a registration statement under the Securities Act contemplating a public offering of CTC Voting Securities (with certain exceptions), the DI Shareholders will have the right to have all or a portion of the Merger Shares included in such registration.

          Pursuant to Section 7.1(a)(iv) of the Merger Agreement, during the Standstill Term, each DI Shareholder may not effect, or offer, seek or propose to effect, or cause to be effected, any (i) acquisition of ownership (including beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of additional shares of CTC Common Stock or any other CTC Voting Securities other than CTC Voting Securities issued pursuant to a stock split or dividend or distribution; (ii) tender or exchange offer, merger or other business combination involving CTC or any of its subsidiaries; or (iii) recapitalization or restructuring resulting in an increase in the proportional percentage of CTC Voting Securities held by such DI Shareholder or liquidation, dissolution or other extraordinary transaction involving CTC or any of its subsidiaries. In addition, DI Shareholders may not, for the duration of the Standstill Term, (a) make or in any way participate in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under

CUSIP No. 144285 10 3                                         Page 7 of 11 Pages


the Exchange Act) with respect to CTC; (b) seek to advise or influence any person (within the meaning of Section 13(d)(3) of the Exchange Act with respect to the voting of any CTC Voting Securities; (c) execute any written consent in lieu of a meeting of holders of CTC Voting Securities; (d) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any CTC Voting Securities or otherwise act (other than by the voting of CTC Voting Securities), alone or in concert with others, to seek to control or influence CTC's Board of Directors, management or corporate policies, other than any actions undertaken solely with other DI Shareholders and their permitted transferees; or (e) enter into any negotiations, arrangements, agreements or understandings with any third party with respect to any of the activities described in this paragraph.

          Pursuant to Section 7.3 of the Merger Agreement, Peter C. Rossin was elected to CTC's Board of Directors as of the Closing Date. After Peter C. Rossin's death, Peter N. Stephans ("Mr. Stephans") was nominated for director by the DI Shareholders and was elected to CTC's Board of Directors. For the duration of the Standstill Term, Mr. Stephans (or another person designated by the DI Shareholders holding a majority of the Merger Shares and reasonably acceptable to CTC) is to be included in the slate of nominees recommended by CTC's Board of Directors to stockholders for election as directors of CTC at each annual meeting of stockholders at which members of the class of directors to which Mr. Stephans is originally appointed are to be elected.

          All of the shares of CTC Common Stock in the estate of Peter C. Rossin will be distributed pursuant to Article 6 of the Will.

          Except as set forth above, Ada E. Rossin does not have any plans or proposals which relate to or would result in any of the matters described under
Item 4 of Schedule 13D. However, based on CTC's performance and depending upon further evaluation of CTC's business and prospects, and upon future developments (including, without limitation, performance of CTC Common Stock in the market), Ada E. Rossin, to the extent permitted under the Merger Agreement, may from time to time dispose of all or a portion of the shares of CTC Common Stock.

Item 5. Interest in Securities of the Issuer.

               (a) Ada E. Rossin directly beneficially owns 893,885 shares of CTC Common Stock. In addition, Ada E. Rossin may be deemed to indirectly beneficially own (i) 108,844 shares of CTC Common Stock as co-trustee of the Trusts, (ii) 1,003,725 shares of CTC Common Stock as executrix of the estate of Peter C. Rossin and (iii) 2,160 shares of CTC Common Stock as trustee and beneficiary of the Non-QTIP Trust. Accordingly, Ada E. Rossin may be deemed to be the beneficial owner of a total of 2,008,614 shares of CTC Common Stock or approximately 8.45% of the outstanding shares of CTC Common Stock.

               (b) Ada E. Rossin has sole voting and dispositive power over the 893,885 shares of CTC Common Stock she owns individually and the 2,160 shares of CTC Common Stock in

CUSIP No. 144285 10 3                                         Page 8 of 11 Pages


the Non-QTIP Trust. Ada E, Rossin also has sole voting power over the 1,003,725 shares of CTC Common Stock in the estate of Peter C. Rossin. In addition, Ada E. Rossin has shared voting and dispositive power over 108,844 shares of CTC Common Stock pursuant to the Deed of Trust.

               (c)  See response to Item 3.

               (d)  Not applicable.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Set forth in response to Item 4 is a description of certain provisions of the Merger Agreement that may be considered arrangements, understandings or relationships with respect to shares of CTC Common Stock. Such description is qualified in its entirety by reference to the copy of the Merger Agreement which is specifically incorporated by reference herein from Exhibit 7.1 to the
Schedule 13D filed by the Rossins on March 11, 1997.

          The Deed of Trust contains certain provisions that may be considered arrangements, understandings or relationships with respect to shares of CTC Common Stock. The Deed of Trust is specifically incorporated by reference herein from Exhibit 7.2 to the Schedule 13D filed by the Rossins on March 11, 1997.

          Article 6 of the Will contains certain provisions that may be considered arrangements, understandings or relationships with respect to shares of CTC Common Stock. Article 6 is specifically incorporated by reference herein from Exhibit 99.1 to this Amendment.

          Except as described above, to the best of her knowledge, Ada E. Rossin does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of CTC, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Exhibit No.                Description
        -----------                -----------

       7.1 Agreement and Plan of Merger dated January 6, 1997 by and among Dynamet Incorporated, a Pennsylvania corporation, Peter C.
               Rossin, Peter N. Stephans, Ada E. Rossin, Joan R. Stephans, individually and as trustees, and Carpenter Technology Corporation, a Delaware corporation

CUSIP No. 144285 10 3                                         Page 9 of 11 Pages


               (incorporated by reference from Exhibit 7.1 to the Schedule 13D filed by Peter C. Rossin and Ada E. Rossin on March 11, 1997).

       7.2 Irrevocable Deed of Trust dated as of July 12, 1989 by and between Peter C. Rossin and Ada E. Rossin as the Settlors and Ada
               E. Rossin and Joan


               Elizabeth Rossin Stephans as the Trustees (incorporated by reference from Exhibit 7.2 to the Schedule 13D filed by Peter C. Rossin and Ada E. Rossin on March 11, 1997).

       24.1    Power of Attorney (filed herewith).


       99.1 Article 6 of the Last Will and Testament of Peter C. Rossin, Jr. (filed herewith).

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CUSIP No. 144285 10 3                                        Page 10 of 11 Pages



                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  November 5, 2004
                                           /s/ John A. Martin
                                           ---------------------------
                                           John A. Martin, Attorney-in-Fact for
                                           Ada E. Rossin


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CUSIP No. 144285 10 3                                        Page 11 of 11 Pages



                                  Exhibit Index
                                 ---------------


      7.1 Agreement and Plan of Merger dated January 6, 1997 by and among Dynamet Incorporated, a Pennsylvania corporation, Peter C.
               Rossin, Peter N. Stephans, Ada E. Rossin, Joan R. Stephans, individually and as trustees, and Carpenter Technology Corporation, a Delaware corporation (incorporated by reference from Exhibit 7.1 to the Schedule 13D filed by Peter C. Rossin and Ada E. Rossin on March 11, 1997).

      7.2 Irrevocable Deed of Trust dated as of July 12, 1989 by and between Peter C. Rossin and Ada E. Rossin as the Settlors and Ada
               E. Rossin and Joan Elizabeth Rossin Stephans as the Trustees (incorporated by reference from Exhibit 7.2 to the Schedule 13D filed by Peter C. Rossin and Ada E. Rossin on March 11, 1997).

      24.1     Power of Attorney (filed herewith).

      99.1 Article 6 of the Last Will and Testament of Peter C. Rossin, Jr. (filed herewith).